Exhibit 19.1

Insider Trading Policy

Effective Date: August 8, 2019

1PURPOSE
Chewy, Inc. (the “Company”) has adopted this Insider Trading Policy (the “Policy”) to promote compliance with applicable securities laws that prohibit persons who are aware of Material Nonpublic information about a company from (i) trading in securities of that company or (ii) sharing Material Nonpublic information with others who may trade in securities of that company based on that information. This Policy outlines the responsibilities of directors, officers and employees regarding transactions in Company Securities and the securities of other companies. Additionally, Section 7, “Covered Persons,” provides further guidance for directors, executive officers, and certain designated individuals, including restrictions on trading, pre-clearance requirements, and transaction reporting obligations. Definitions for capitalized terms not otherwise defined are found in Section 3, “Definitions.”
2SCOPE
This Policy applies to all Insiders. In addition, if a person possesses Material Nonpublic information when their service with the Company ends, they are prohibited from trading in Company Securities or the securities of any other companies to which such information relates until the information is either no longer Nonpublic or no longer Material. This Policy works in conjunction with, and is supported by, the Company’s Code of Business Conduct and Ethics, Corporate Communications Policy, and existing obligations to safeguard Company information (including third party information) as outlined in other policies, procedures, or agreements.
3DEFINITIONS
As used in this Policy, the following definitions apply:

•BOARD – means the board of directors of Chewy, Inc.
•COMPANY SECURITIES – means all securities issued by the Company, including common stock, options to purchase common stock, and any other securities the Company may issue, such as debt, preferred stock, convertible notes, and warrants. This also includes derivate securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.
•CONTROLLED ENTITIES – means any entities that a person influences or controls, including any corporations, partnerships, or trusts.
•COVERED PERSONS – means those persons listed in Schedule I (which may be updated periodically), along with their Family Members and Controlled Entities.
•FAMILY MEMBERS – means family members who reside with Insiders (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws). This includes anyone else living in the household and family members not residing in the household but whose transactions in Company Securities are directed or influenced the Insider (e.g., parents or children who consult with the Insider before they trade in Company Securities).
•INSIDERS – means all directors, officers, and employees of the Company and its subsidiaries and controlled affiliates, as well as their respective Family Members and Controlled Entities. Additionally, any other individuals who have access to Material Nonpublic information about the Company (e.g., contractors and consultants) may be designated as Insiders by the Securities Compliance Officer.

•MATERIAL – when used in the context of Material Nonpublic information, means information that a reasonable investor would consider important when deciding to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price or if it has market significance, whether it is positive or negative, should be considered Material. Material information is not limited to historical facts but may also include projections and forecasts. Information concerning an event that would have an effect on stock price may be Material even if the possibility that the event will occur is relatively small. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as Material are:
opreliminary or partial financial results for a fiscal quarter or year (e.g., net sales, Autoship customer sales, net income, earnings per share, free cash flow or adjusted EBITDA), whether consolidated results, results for a business or otherwise;
oprojections of future earnings or losses, or other earnings guidance;
ochanges to previously announced earnings guidance, or the decision to suspend earnings guidance;
oa pending or proposed merger, acquisition, or tender offer;
oa pending or proposed acquisition or disposition of a significant asset;
oa pending or proposed joint venture;
oa Company restructuring;
osignificant related party transactions;
oa change in dividend policy, the declaration of a stock split, an offering of additional securities or other events regarding Company Securities;
oborrowings or other financing transactions out of the ordinary course;
othe establishment of a repurchase program for Company Securities;
oa change in the Company’s pricing or cost structure;
omajor marketing changes;
oa change in management or the Board;
oa change in auditors or notification that the auditor’s reports may no longer be relied upon;
odevelopment of a significant new product, process or service;
othe gain or loss of a significant vendor or supplier;
osignificant events concerning the Company’s physical assets;
opending or threatened significant litigation, or the resolution of such litigation;
oregulatory approvals or changes in regulations and any analysis of how they affect the Company;
oimpending bankruptcy or the existence of severe liquidity problems;
osignificant cybersecurity incidents; and
othe imposition of a ban on trading in Company Securities or the securities of another company.

•NONPUBLIC – when used in the context of Material Nonpublic information, means information that has not been disclosed to the public generally. Information may be considered disclosed to the public after it has been broadly released (e.g., via a newswire or SEC filing) and the public has had sufficient time to absorb it (e.g., after the close of trading on the second trading day following the release of the information). Nonpublic information may include:
oinformation available to a select group of analysts, brokers, or institutional investors;
oundisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
oinformation that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made.
•SECTION 16 – means Section 16 of the Securities and Exchange Act of 1934.
•SECTION 16 PERSON – means those persons designated as being subject to Section 16 by the Board.
•SECURITIES COMPLIANCE OFFICER – means the General Counsel or his/her designee, who can be reached by telephone at *** or by e-mail at ***.

4INDIVIDUAL RESPONSIBILITY
Persons subject to this Policy have both ethical and legal obligations to maintain the confidentiality of Company information and refrain from trading in Company Securities while in possession of Material Nonpublic information about the Company. Except as outlined in Section 6, “Limited Exceptions,” any person aware of Material Nonpublic information about the Company is prohibited from engaging in transactions in Company Securities while the information remains both Material and Nonpublic. This restriction applies even if the transaction was planned prior to learning of the Material Nonpublic information or is necessary or justifiable for independent reasons (such as a personal financial need). In all cases, the responsibility for determining whether a person possesses Material Nonpublic information rests with that person. Actions taken by the Company, the Securities Compliance Officer, or any other employee or director under this Policy (or otherwise) do not constitute legal advice or shield such person from liability under applicable securities laws. When in doubt about whether particular information is Material or Nonpublic, it should be presumed that the information is Material or Nonpublic, as applicable.
Insiders who violate this Policy or applicable securities laws may face severe legal penalties and disciplinary action by the Company, as outlined in Section 8, “Non-Compliance with this Policy.”

5POLICY
No Insider may directly or indirectly:
a)Engage in transactions involving Company Securities while in possession of Material Nonpublic information relating to the Company, except as noted in Section 6, “Limited Exceptions;”
b)Recommend the purchase or sale of any Company Securities;
c)Engage in transactions involving another company’s securities while in possession of Material Nonpublic information related to that company; or
d)Disclose Material Nonpublic information to anyone within the Company whose role does not require that information, or to any external parties, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless the disclosure complies with the Company’s policies on information protection and disclosure.

Additionally, the Company recognizes that certain types of transactions carry an increased legal risk and/or may give the appearance of improper or inappropriate conduct. As a result, Insiders are prohibited from engaging in any of the following transactions:
a)Short-term trading – selling Company Securities of the same class within six (6) months of purchase (or vice versa);
b)Derivative transactions – including publicly traded options, such as puts or calls;
c)Hedging transactions – including prepaid variable forwards, equity swaps, and collars;
d)Trading on margin or pledging – using Company Securities as collateral for loans or other obligations or otherwise pledging Company Securities;
e)Standing and limit orders – unless they are to remain open for only a limited duration; and
f)Short sales – selling Company Securities that you do not own and borrowing the shares to make delivery.
In addition, the Company may, from time to time, determine that other types of transactions in Company Securities by Insiders are either prohibited or allowed only with prior written consent from the Securities Compliance Officer.
6LIMITED EXCEPTIONS
This Policy does not apply to the following transactions, except where specifically noted (although these transactions may still be subject to Section 16, which applies to directors, certain executive officers or employees designated by the Board and 10% holders of Company Securities):
A.TRANSACTIONS UNDER COMPANY PLANS

1.Stock Option Exercises: This Policy does not apply to the exercise of employee stock options acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right, where a person elects to have the Company withhold shares to satisfy tax withholding obligations. However, this Policy does apply to any sale of stock related to a broker-assisted cashless exercise of an option or other market sale to generate cash for the option exercise.

2.Restricted Stock Awards or Restricted Stock Units: The vesting and/or delivery of restricted stock or restricted stock units, as applicable, or the election or exercise of a tax withholding right, is not covered by this Policy. However, any market sale of restricted stock is subject to this Policy, including sales of stock to cover tax obligations.

3. 401(k) Plan: Purchases of Company Securities in any 401(k) plan of the Company via payroll deduction are not covered by this Policy. However, this Policy does apply to certain elections taken under such 401(k) plan, including: (i) changing the percentage of periodic contributions allocated to the Company stock fund, (ii) intra-plan transfers into or out of the Company stock fund, (iii) borrowing against a 401(k) plan account that results in the liquidation of some or all of the Company stock fund balance, and (iv) pre-paying a loan that reallocates loan proceeds to the Company stock fund.

4.Employee Stock Purchase Plan: This Policy does not apply to purchases of Company Securities in any employee stock purchase plan resulting from periodic or lump sum contributions at enrollment in such plan. This Policy does apply, however, to initial elections to participate in such plan, changes to an election to participate in such plan for any enrollment period, and to sales of Company Securities purchased under such plan, if any.

5.Dividend Reinvestment Plan: This Policy does not apply to purchases of Company Securities under any dividend reinvestment plan of the Company resulting from the reinvestment of dividends paid on Company Securities, if any. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions, elections to participate or increase levels of participation in such plan, and the sale of any Company Securities purchased under such plan, if any.
B.TRANSACTIONS UNDER RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides an affirmative defense against insider trading liability under Rule 10b-5. To rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions outlined in Rule 10b-5 (a “Rule 10b5-1 Plan” or “Plan”). If the Plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold in accordance with the Plan without regard to certain insider trading restrictions. (See Exhibit A for further details on Rule 10b5-1 Plans).
C.TRANSACTIONS NOT INVOLVING A PURCHASE OR SALE

Bona fide gifts are not transactions subject to this Policy, unless the giver has reason to believe that the recipient intends to sell the Company Securities while aware of Material Nonpublic information or if the giver is subject to any blackout period restriction, described below in Section 7, “Covered Persons.”
D.TRANSACTIONS INVOLVING ETFS OR MUTUAL FUNDS

Transactions in exchange traded funds (ETFs) or mutual funds invested in Company Securities are not subject to this Policy.
7COVERED PERSONS
A.PRE-CLEARANCE PROCEDURES
Pre-clearance of transactions in Company Securities reduces insider trading risks associated with transactions by individuals with regular or special access to Material Nonpublic information. Pre-clearance also assists compliance with Rule 144 resale restrictions under the Securities Act of 1933, as amended, as well as reporting and liability provisions of Section 16. Covered Persons must obtain pre-clearance from the Securities Compliance Officer before engaging in any transaction involving Company Securities. Pre-clearance requests should be submitted to the Securities Compliance Officer at least two (2) business days prior to the proposed transaction, following the Company’s provided instructions for submitting requests for pre-clearance. The Securities Compliance Officer is not obligated to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. The Company will not pre-clear trades occurring during regular or event-specific blackout periods, as described below. If a person seeks pre-clearance and permission to engage in the transaction is denied, the person must refrain from trading in Company Securities and should not share the restriction with others.

When seeking pre-clearance, the requestor must (i) carefully consider whether they possess Material Nonpublic information about the Company and describe potential circumstances relating to Material Nonpublic information to the Securities Compliance Officer, (ii) indicate whether they have engaged in any non-exempt short-term trades within the last six months, and (iii) comply with Rule 144 and file Form 144 if the requestor is subject to its requirements at the time of any sale. Approved trades must be completed within three (3) business days of receipt of pre-clearance. If the transaction is not completed within that time limit, a new pre-clearance request must be submitted. If Material Nonpublic information is obtained after pre-clearance was granted but before the trade is executed, the previously granted permission to engage in such trade is void and the person must reobtain pre-clearance as described above after the information is no longer Material or Nonpublic.

B.OBLIGATIONS UNDER SECTION 16
Section 16 and related rules and regulations impose (i) reporting obligations, (ii) restrictions on “short swing” transactions, and (iii) limitations on short sales and other transactions for directors, officers, large shareholders (i.e., beneficial owners of more than ten percent (10%) of Company Securities), and certain other persons.

To facilitate timely reporting under Section 16, each Section 16 Person or their broker must promptly provide the Securities Compliance Officer with details of any transaction in Company Securities (e.g., trade date, number of shares, exact price). Although the Company provides reasonable assistance to Section 16 Persons in filing Forms 3, 4, and 5 under Section 16, the ultimate responsibility and liability for timely filing remains with the individual.

C.QUARTERLY BLACKOUT PERIODS
Covered Persons may not conduct any transactions involving Company Securities (other than as specified by this Policy) during a “blackout period” beginning fourteen (14) days before the end of each fiscal quarter and ending after the second full trading day following the public release of the Company’s earnings results for that quarter. Outside of quarterly blackout periods, Covered Persons may conduct transactions involving Company Securities as long as they are not subject to an event-specific blackout period and they have obtained proper pre-clearance.

D.EVENT-SPECIFIC BLACKOUT PERIODS
The Company may impose event-specific blackout periods as necessary (e.g., pending Material transaction or interim earnings guidance). Individuals that are subject to the event-specific blackout will be notified when these periods are instituted. The existence of an event-specific blackout or extension of a blackout period will not be communicated to the entire Company and should not be shared with any other person. Even if an Insider is not specifically made subject to an event-specific blackout, no one should trade while in possession of Material Nonpublic information.

E.EXCEPTIONS
The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions described above under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Plans, described under the heading “Transactions Under Rule 10b5-1 Plans.”

F.LIMITATION OF LIABILITY
Neither the Company nor its employees (including the Securities Compliance Officer) will be liable for any delay in reviewing, or refusal of, a request for pre-clearance submitted pursuant to this Section 7. Notwithstanding any pre-clearance of a transaction, neither the Company nor any of its employees (including the Securities Compliance Officer) assumes any liability for the legality or consequences of such transaction or the person engaging such transaction.
8NON-COMPLIANCE WITH THIS POLICY
The purchase or sale of securities while in possession of Material Nonpublic information, or the disclosure of Material Nonpublic information to others who use it for trading, is prohibited under both federal and state laws. Violations of insider trading laws are rigorously enforced by the SEC, the U.S. Attorneys, state enforcement authorities, and foreign jurisdictions.

Penalties for insider trading violations are severe, potentially resulting in significant fines and imprisonment. While enforcement efforts primarily target individuals who trade or tip inside information to others who trade, federal securities laws can also impose potential liability on companies and other “controlling persons” if they fail to take adequate steps to prevent insider trading by their employees.

In addition, failure to comply with this Policy may subject the individual to Company-imposed disciplinary actions, including termination for cause, regardless of whether the violation leads to legal action. Additionally, a violation of law, or even an SEC investigation that does not lead to prosecution can severely damage a person’s reputation and career.
9QUESTIONS, REPORTING AND WHISTLEBLOWER PROTECTIONS
While this Policy provides expectations and general guidance on insider trading and transactions involving Company Securities (and securities of other companies), this Policy does not cover every possible scenario. Any Team Member with questions regarding the requirements of this Policy should consult with the Securities Compliance Officer. Additional resources are available on the Company’s intranet site.

If a Team Member believes or suspects a violation of this Policy has occurred, they should report it through the Open Door Policy or Chewy’s OpenBark Hotline, which allows for anonymous reporting, 24 hours a day, 7 days a week, 365 days a year. OpenBark can be accessed online at *** or by phone at ***. Team Members who make good faith reports will not be subject to retaliation as a result of those reports.
10REVISION HISTORY
This Policy may be changed from time to time at the sole discretion of Chewy. This Policy was first effective on August 8, 2019, and has been revised from time to time as follows:

Version	Effective Date of Revision	Brief Description of Change
***	***	***

EXHIBIT A:

REQUIREMENTS RELATED TO RULE 10B5-1 TRADING PLANS

A written Rule 10b5-1 Plan must be approved by the Securities Compliance Officer and comply with the requirements of Rule 10b5-1. Neither the Company nor any of its employees (including its Securities Compliance Officer) is liable for any delays in reviewing, or refusing approval of, a Rule 10b5-1 Plan. Furthermore, the Company and any of its employees (including the Securities Compliance Officer) assume no liability for the legality or consequences of any Plan or for the person adopting it, regardless of any review.

A Plan must be entered at a time when the person establishing it is not aware of Material Nonpublic information, and no blackout period is in effect for that person. The Plan must be adopted in good faith and not as part of any plan or scheme to evade or circumvent the prohibitions of Rule 10b5-1. At the time of adopting or modifying a Plan, Section 16 Persons must certify in writing that they (a) are not aware of any Material Nonpublic information regarding the Company or its securities, and (b) are adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

The Plan must have an expiration date that is at least six (6) months but not more than eighteen (18) months from the effective date of the Rule 10b5-1 Plan.

A “cooling-off” or waiting period between the date the Plan is adopted and the date of the first possible transaction under the Plan must be imposed. For Section 16 Persons, the cooling-off period of the later of (a) ninety (90) days after adoption or modification of such Plan, or (b) two (2) business days following the disclosure in Form 10-Q or Form 10-K of the Company’s financial results for the fiscal quarter in which such Plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). Employees other than Section 16 Persons are subject to a cooling-off period of thirty (30) days following the adoption or any modification of such Plan.

Once the Plan is adopted, the person must not exert any influence over the amount, price, or timing of the securities transaction. The Plan must either specify these details in advance, provide a formula or other instructions by which the broker can determine the them, or delegate decision-making to an independent third party.

A Plan may not be amended, suspended, or terminated if the plan holder is aware of Material Nonpublic information or if a blackout period is in effect. Any amendment affecting the amount, price, or timing of transactions will be considered a termination of such Plan and the adoption of a new Plan. Amendments, suspensions, or terminations will be viewed in hindsight and could call into question whether the Plan was entered in good faith and should be avoided. Notwithstanding the foregoing, suspensions, or terminations may be required during underwriter/seller-imposed lock-up periods.

With the exception of sell-to-cover plans, multiple overlapping 10b5-1 Plans are prohibited (unless permitted by applicable law and approved by the Securities Compliance Officer) and the person may only rely on the defenses afforded to them by Rule 10b5-1 for a single-trade Plan once during any consecutive 12-month period.

Section 16 Persons must ensure the Securities Compliance Officer is aware of any transaction in Company Securities promptly following trade execution, including securities traded in a Rule 10b5-1 Plan.

SCHEDULE I:

COVERED PERSONS

The following individuals are considered Covered Persons:

•Chief Executive Officer

•Chief Financial Officer

•Principal Accounting Officer or Chief Accounting Officer

•Members of the Senior Leadership Team

•Executive Assistants supporting any of the above

•Members of the Board

•Presidents or Vice Presidents

•Securities Compliance team members

•Accounting Department team members, excluding Payroll and Accounts Payable

•Finance Department team members, excluding Procurement

•Investor Relations, and Corporate Development & Mergers and Acquisitions team members

•Any other individual designated by the Securities Compliance Officer